March 19, 2025	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions

100 F Street, NE
Washington, DC 20549

Attention:Blake Grady

Nicholas Panos

Dear Sirs and Mesdames:

Re: Schedule 13D Filed by Dr. Shaun Passley

We are writing on behalf of Dr. Passley to respond to the comments raised in the letter (the "Comment Letter") to Dr. Passley dated March 12, 2025 from the United States Securities Exchange Commission (the "SEC") with respect to the Schedule 13D filed by Dr. Passley with the SEC on January 21, 2025.

The responses below are from Dr. Passley and correspond to the captions and numbers set forth in the Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the Comment Letter.

Schedule 13D filed January 21, 2025

General

1.We note that the event reported as requiring the filing of the Schedule 13D was September 30, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 30, 2024 event date, the Schedule 13D submitted on January 21, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: At the time that ZenaTech, Inc. (the "Company") was listed on Nasdaq, things were hectic for the Company and Dr. Passley was inundated with Company related matters and thus inadvertently missed filing the Schedule 13D on time. It wasn't until Dr. Passley determined to sell the shares disclosed in the Schedule 13D that he realized the requirement to file the Schedule 13D and thereafter filed the form in connection with the sale of those shares.

All of the shares owned or controlled by Dr. Passley were disclosed in the 424(b) prospectus filed by the Company on September 30, 2024 with the SEC in connection with the Company's Nasdaq listing and, other than the shares disclosed in the Schedule 13D, no shares of the Company owned or controlled by Dr. Passley have been sold since September 30, 2024.

2.We noticed the disclosure provided under Item 2 that indicated the Schedule 13D was "filed on behalf of [the Reporting Persons] pursuant to the listing of the Issuer's common shares on the Nasdaq Capital Market." The date of the Issuer's Form 8-A that registered the subject class of equity is September 26, 2024. The date of event that required the filing of the Schedule 13D, as disclosed on the cover page of the Schedule 13D, however, was September 30, 2024. Please advise us how this date of event was determined, and separately advise us why it appears to have been identified as the date that necessitated the filing of the above-captioned Schedule 13D.

Response: On September 26, 2024, the Company submitted a request for acceleration of the effectiveness of the Registration Statement on Form F-1 (the “Registration Statement”) filed with the SEC requesting acceleration of effectiveness of the Registration Statement so that it would become effective on Friday, September 27, 2024, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable. On Monday, September 30, 2024, the Company filed the required 424(b) prospectus with the SEC and trading of the Company’s common shares began on The Nasdaq Capital Market. Hence, September 30, 2024 was the date identified for the Schedule 13D filed by Dr. Passley with the SEC.

Item 5, page 1

3.We note your disclosure in Item 5(c) that "[n]one of the Reporting Persons has effected any other transactions in the Issuer's common shares within the past 60 days, except that Dr. Passley sold 45,447 common shares on or about January 3, 2025 pursuant to Rule 144." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected".

Response: In addition to the comment above, there was an error in the number of shares sold by Dr. Passley as he sold only 22,000 shares.

The Schedule 13D has been amended to state that "Dr. Passley sold 22,000 common shares of the Company, initially acquired in 2018 when the Company was spun off from Epazz as described above, at a price of $9 per share pursuant to Rule 144 under the United States Securities Act of 1933, as amended, through the facilities of the Nasdaq Capital Market by E-Trade, a broker/dealer registered with the SEC. None of the Reporting Persons has effected any other transactions in the Issuer's common shares since September 30, 2024."

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani
Counsel

KL/lp

cc: Shaun Passley PhD.

ZenaTech, Inc.